# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TITAN INTERNATIONAL INC, CIK 0000899751
CUSIP: 88830M102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1525 Kautz Road, Suite 600, West Chicago, Illinois (IL), 60185
Date of event which requires filing of this statement: 02/09/2026
Filed by CIK 0002014641
Persons authorized to receive notices and communications: Joel M. Rotroff, American Industrial Partners, 450 Lexington Avenue, 40th Floor, New York, New York (NY), 10017, (212) 627-2360

## Reporting persons
- AIPCF V (Cayman), Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,921,766; sole dispositive power 0; shared dispositive power 11,921,766; aggregate amount beneficially owned 11,921,766 (18.6% of the class)
  Comment: 1. Rows 8, 9 and 11 include 11,921,766 shares of Common Stock (as defined herein) held directly by AIPCT Intermediate Holdings I LLC ("Intermediate", f/k/a Carlstar Intermediate Holdings I LLC). AIPCT Holdings LLC (f/k/a Carlstar Holdings LLC) is the sole owner of Intermediate. AIPCF V AIV C, LP is the indirect majority owner of AIPCT Holdings LLC (f/k/a Carlstar Holdings LLC). AIPCF V (Cayman), L.P. is the general partner of AIPCF V AIV C, LP. AIPCF V (Cayman), Ltd. is the general partner of AIPCF V (Cayman), L.P. Any action by AIPCF V (Cayman), Ltd. with respect to these shares of Common Stock held directly by Intermediate, including voting and dispositive decisions, requires a unanimous vote of the three directors of AIPCF V (Cayman), Ltd. Accordingly, the directors of AIPCF V (Cayman), Ltd. may be deemed to share voting and dispositive power with respect to the shares of Common Stock held directly by Intermediate, but disclaim beneficial ownership of the shares of Common Stock held directly by Intermediate, except to the extent of any pecuniary interest therein. The Reporting Persons (as defined herein) disclaim status as a "group" within the meaning of Rule 13d-5 under the Act.
  2. The percentage in row 13 is based on 63,951,494 shares of Common Stock outstanding as of October 23, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed on November 6, 2025.
- AIPCF V (Cayman), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,921,766; sole dispositive power 0; shared dispositive power 11,921,766; aggregate amount beneficially owned 11,921,766 (18.6% of the class)
  Comment: 1. Rows 8, 9 and 11 include 11,921,766 shares of Common Stock held directly by Intermediate. AIPCT Holdings LLC (f/k/a Carlstar Holdings LLC) is the sole owner of Intermediate. AIPCF V AIV C, LP is the indirect majority owner of AIPCT Holdings LLC (f/k/a Carlstar Holdings LLC). AIPCF V (Cayman), L.P. is the general partner of AIPCF V AIV C, LP. AIPCF V (Cayman), Ltd. is the general partner of AIPCF V (Cayman), L.P. Any action by AIPCF V (Cayman), Ltd. with respect to these shares of Common Stock held directly by Intermediate, including voting and dispositive decisions, requires a unanimous vote of the three directors of AIPCF V (Cayman), Ltd. Accordingly, the directors of AIPCF V (Cayman), Ltd. may be deemed to share voting and dispositive power with respect to the shares of Common Stock held directly by Intermediate, but disclaim beneficial ownership of the shares of Common Stock held directly by Intermediate, except to the extent of any pecuniary interest therein. The Reporting Persons disclaim status as a "group" within the meaning of Rule 13d-5 under the Act.
  2. The percentage in row 13 is based on 63,951,494 shares of Common Stock outstanding as of October 23, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed on November 6, 2025.
- AIPCF V AIV C, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,921,766; sole dispositive power 0; shared dispositive power 11,921,766; aggregate amount beneficially owned 11,921,766 (18.6% of the class)
  Comment: 1. Rows 8, 9 and 11 include 11,921,766 shares of Common Stock held directly by Intermediate. AIPCT Holdings LLC (f/k/a Carlstar Holdings LLC) is the sole owner of Intermediate. AIPCF V AIV C, LP is the indirect majority owner of AIPCT Holdings LLC (f/k/a Carlstar Holdings LLC). AIPCF V (Cayman), L.P. is the general partner of AIPCF V AIV C, LP. AIPCF V (Cayman), Ltd. is the general partner of AIPCF V (Cayman), L.P. Any action by AIPCF V (Cayman), Ltd. with respect to these shares of Common Stock held directly by Intermediate, including voting and dispositive decisions, requires a unanimous vote of the three directors of AIPCF V (Cayman), Ltd. Accordingly, the directors of AIPCF V (Cayman), Ltd. may be deemed to share voting and dispositive power with respect to the shares of Common Stock held directly by Intermediate, but disclaim beneficial ownership of the shares of Common Stock held directly by Intermediate, except to the extent of any pecuniary interest therein. The Reporting Persons disclaim status as a "group" within the meaning of Rule 13d-5 under the Act.
  2. The percentage in row 13 is based on 63,951,494 shares of Common Stock outstanding as of October 23, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed on November 6, 2025.
- AIPCT Holdings LLC (CIK 0002014641): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,921,766; sole dispositive power 0; shared dispositive power 11,921,766; aggregate amount beneficially owned 11,921,766 (18.6% of the class)
  Comment: 1. Rows 8, 9 and 11 include 11,921,766 shares of Common Stock held directly by Intermediate. AIPCT Holdings LLC (f/k/a Carlstar Holdings LLC) is the sole owner of Intermediate. AIPCF V AIV C, LP is the indirect majority owner of AIPCT Holdings LLC (f/k/a Carlstar Holdings LLC). AIPCF V (Cayman), L.P. is the general partner of AIPCF V AIV C, LP. AIPCF V (Cayman), Ltd. is the general partner of AIPCF V (Cayman), L.P. Any action by AIPCF V (Cayman), Ltd. with respect to these shares of Common Stock held directly by Intermediate, including voting and dispositive decisions, requires a unanimous vote of the three directors of AIPCF V (Cayman), Ltd. Accordingly, the directors of AIPCF V (Cayman), Ltd. may be deemed to share voting and dispositive power with respect to the shares of Common Stock held directly by Intermediate, but disclaim beneficial ownership of the shares of Common Stock held directly by Intermediate, except to the extent of any pecuniary interest therein. The Reporting Persons disclaim status as a "group" within the meaning of Rule 13d-5 under the Act.
  2. The percentage in row 13 is based on 63,951,494 shares of Common Stock outstanding as of October 23, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed on November 6, 2025.
- AIPCT Intermediate Holdings I LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 11,921,766; sole dispositive power 0; shared dispositive power 11,921,766; aggregate amount beneficially owned 11,921,766 (18.6% of the class)
  Comment: 1. Rows 8, 9 and 11 include 11,921,766 shares of Common Stock held directly by Intermediate. AIPCT Holdings LLC (f/k/a Carlstar Holdings LLC) is the sole owner of Intermediate. AIPCF V AIV C, LP is the indirect majority owner of AIPCT Holdings LLC (f/k/a Carlstar Holdings LLC). AIPCF V (Cayman), L.P. is the general partner of AIPCF V AIV C, LP. AIPCF V (Cayman), Ltd. is the general partner of AIPCF V (Cayman), L.P. Any action by AIPCF V (Cayman), Ltd. with respect to these shares of Common Stock held directly by Intermediate, including voting and dispositive decisions, requires a unanimous vote of the three directors of AIPCF V (Cayman), Ltd. Accordingly, the directors of AIPCF V (Cayman), Ltd. may be deemed to share voting and dispositive power with respect to the shares of Common Stock held directly by Intermediate, but disclaim beneficial ownership of the shares of Common Stock held directly by Intermediate, except to the extent of any pecuniary interest therein. The Reporting Persons disclaim status as a "group" within the meaning of Rule 13d-5 under the Act.
  2.The percentage in row 13 is based on 63,951,494 shares of Common Stock outstanding as of October 23, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed on November 6, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: TITAN INTERNATIONAL INC
Address of issuer's principal executive offices: 1525 Kautz Road, Suite 600, West Chicago, Illinois (IL), 60185
Comment: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is being filed by the undersigned, pursuant to section 240.13d-2(a), to amend and supplement the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission on March 7, 2024 (the "Original Schedule 13D" and, together with this Amendment No. 1, the "Schedule 13D"). All capitalized terms contained herein and not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to such terms in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
(a) Item 2(a) of the Schedule 13D is hereby amended and supplemented as follows:

Since the filing of the Original Schedule 13D, Carlstar Holdings LLC has been renamed AIPCT Holdings LLC, and Carlstar Intermediate Holdings I LLC has been renamed AIPCT Intermediate Holdings I LLC.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended by replacing the third paragraph of the Original Schedule 13D with the following:

On February 9, 2026, Mr. Marvin, one of the directors of AIPCF V (Cayman), Ltd., tendered his resignation from the Board of Directors, and all committees thereof, of the Issuer, effective as of February 9, 2026. This resignation is not as a result of any disagreement between Mr. Marvin and the Issuer, on any matter relating to the Issuer's operations, policies or practices. Except as otherwise set forth in this Item 4 or as described in Item 6, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Signatures
- AIPCF V (Cayman), Ltd.: /s/ Stanley Edme, Stanley Edme, Vice President (02/11/2026)
- AIPCF V (Cayman), L.P.: /s/ Stanley Edme, Stanley Edme, Vice President of AIPCF V (Cayman), Ltd., its general partner (02/11/2026)
- AIPCF V AIV C, LP: /s/ Stanley Edme, Stanley Edme, Vice President of AIPCF V (Cayman), Ltd., general partner of AIPCF V (Cayman), L.P., its general partner (02/11/2026)
- AIPCT Holdings LLC: /s/ Joel Rotroff, Joel Rotroff, President (02/11/2026)
- AIPCT Intermediate Holdings I LLC: /s/ Joel Rotroff, Joel Rotroff, President (02/11/2026)